UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Director

On July 4, 2024, Mohamed Hesham resigned from the Board of Directors (the “Board”), of NWTN Inc. (the “Company”) due to his personal reasons. Mr. Hesham’s decision to resign did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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